UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

(Commission File No. 001-32305)

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CORPBANCA
(Translation of registrant’s name into English)

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Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    On May 3, 2012, CorpBanca held a meeting of the Board of Directors in which the Board authorized a preferential offering of 43,000,000,000 shares directed to the current shareholders of CorpBanca.  The authorization by the Board is in connection with the approval by the shareholders, at an Extraordinary Shareholders Meeting held on April 10, 2012, of a capital increase in the amount of 48,000,000,000 shares.

    The proceeds obtained from the issuance of the shares will be used by CorpBanca to support its plans for growth and investment in Chile and in the region.

    The dates for the preferential offering were set for a period of 30 calendar days beginning on May 11, 2012 and ending on June 9, 2012.  Shareholders that are registered in the Shareholder Registry will be entitled to receive the right to subscribe for 0.1717539 shares for each share so registered on May 5, 2012.

    The shareholders or their assignees that are entitled to subscribe for newly issued shares must notify CorpBanca in writing of their intention to subscribe for such shares during the preferential offering period or such subscription rights will automatically be waived.

    Subscription rights are waivable and transferable at any time during the preferential offering period.  Any transfer of subscription rights must be pursuant to an agreement between the assignor and the assignee formalized before either of the following: two witnesses, a broker-dealer or a Notary Public by public deed.  CorpBanca will only recognize a transfer if it has been notified and provided with a copy of the transfer agreement.

    On the next business day after CorpBanca receives a notice of subscription from any shareholder (or its assignee), CorpBanca will issue a certificate to such shareholder which shall confirm and certify the exercise of subscription rights.  Such certificates will be available at the offices of the Central Securities Depository (Depósito de Valores) located at Huerfanos 770, Floor 22, Santiago, between 9:00 am and 2:00 pm. For further information regarding the transfer of subscription rights, shareholders should contact CorpBanca directly.

    The Board of Directors of CorpBanca may offer shares that are waived or unsubscribe to third parties at any time after receiving a notice of waiver or following the expiration of the preferential offering period.

    The following is a consolidated summary of the amount of CorpBanca's shares traded on the Santiago Stock Exchange and the average price during the last 12 months:

Month	Shares traded	Amounts traded in Ch$	Average price in Ch$
May 2011	17,717,041,144	130,611,479,620	7.372
June 2011	5,884,531,405	43,432,776,551	7.381
July 2011	2,468,285,623	17,552,109,820	7.111
August 2011	4,456,677,108	30,443,143,998	6.831
September 2011	1,607,174,006	10,713,156,891	6.666
October 2011	1,857,594,044	12,384,365,142	6.667
November 2011	2,642,756,654	17,618,196,202	6.667
December 2011	6,558,445,046	45,896,211,359	6.998
January 2012	3,627,651,317	25,570,601,804	7.049
February 2012	2,761,817,016	19,980,543,328	7.235
March 2012	2,837,345,466	18,704,185,183	6.592
April 2012	2,248,618,396	14,780,678,158	6.573

    CorpBanca's shares have been classified as First Class Level 1 (Primera Clase Nivel 1) by the rating agencies International Credit Rating Compañía Clasificadora de Riesgo Limitada and Feller-Rate Clasificadora de Riesgo Limitada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: May 7, 2012